Grace McBride

Building Lucia | Techstars Baltimore Founder Catalyst 2023
Brooklyn, New York, United States

Summary

Grace McBride is a dedicated builder in the hospitality and travel industry, currently serving as the Founder & CEO of Lucia. Lucia is a marketplace that connects the luxury travel industry with freelancers, addressing the labor shortage crisis and helping businesses scale without hiring.

Grace’s professional journey has been deeply rooted in both luxury travel and startups, focusing on services and technology. She has held leadership roles in several travel-related companies, including serving as the CEO of TripKit, an assistant service for luxury travel advisors, which she successfully exited in 2022. She also served as the COO of MilesAhead, a luxury travel concierge company, while she was a full-time undergraduate student.

A proud alumna of Cornell University, Grace earned her Bachelor of Science degree before pursuing an MBA at the University of Notre Dame’s Mendoza College of Business. She was also a Fellow in the New York 2021 cohort of the Startup Leadership Program and a Philip C. Wolf Memorial Scholarship winner of the Phocuswright Conference in 2022. Grace was most recently appointed as an Entrepreneur in Residence at the Nolan School of Hotel Administration at Cornell University.

Grace is passionate about sharing her expertise and insights with other young entrepreneurs in travel and hospitality. She is always excited to try the next new hotel or restaurant and currently resides in Brooklyn, New York.

Instagram: @Gmcbrid
Website: www.letslucia.com

Experience

Contact

www.linkedin.com/in/graceluciamcbride (LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Customer Service

Languages

English (Native or Bilingual)

Certifications

SLP New York Cohort 2021
Philip C. Wolf Memorial Scholarship
Virtuoso Startup Winner 2022
Certificate in Hospitality & Tourism Management

Honors-Awards

Cornell Tradition Fellow
Eastman Rice Stage Speaking Contest Finalist

Lucia

Founder & CEO

June 2022 - Present (1 year 7 months)

New York, New York, United States

Lucia solves the labor shortage challenge for travel and hospitality businesses by streamlining talent acquisition and connecting them with skilled professionals through its contractor marketplace.

Techstars

Startup Participant

October 2023 - Present (3 months)

Baltimore, Maryland, United States

One of twenty-one startups selected to participate in Techstars Founder Catalyst Program, sponsored by Stanley Black and Decker, to address the specific needs of diverse and underrepresented founders in the Mid-Atlantic region.

Cornell Peter and Stephanie Nolan School of Hotel Administration

Entrepreneur in Residence

July 2023 - Present (6 months)

Every academic year, the Pillsbury Institute invites successful entrepreneurs to the Ithaca campus through the Entrepreneurs in Residence program. The program enables students to learn through ongoing personal interaction with successful entrepreneurs. The entrepreneurs-in-residence meet one-on-one with students to help them with business development, networking, and career planning.

https://sha.cornell.edu/faculty-research/centers-institutes/pihe/engagement/entrepreneurs-in-residence/

Female Founders in Hospitality

FFiH Member – Cohort 1##

August 2022 - Present (1 year 5 months)

New York, New York, United States

Female Founders in Hospitality is a global network of inspiring women who are building companies in the travel and hospitality industry. FFiH provides a platform to share best practices, access resources and advance the next generation of founders who will change the travel and hospitality landscape.

TripKit

Co-Founder & CEO (Exited)
May 2019 - June 2022 (3 years 2 months)
New York, New York, United States

The first assistant service & platform created specifically for luxury travel advisors.

Startup Leadership Program

Fellow
January 2021 - June 2021 (6 months)
New York, New York, United States

Fellow (New York 2021)

MilesAhead

2 years 7 months

Chief Operating Officer
December 2019 - February 2020 (3 months)
New York, New York

A Virtuoso luxury travel agency where Grace was Director of Marketing, then Director of Marketing & Strategy, and ultimately Chief Operating Officer. She worked full-time while enrolled at Cornell University.

Director of Business Strategy and Marketing
May 2019 - December 2019 (8 months)
New York, New York

Director of Marketing
August 2017 - May 2019 (1 year 10 months)
United States

JetBlue Airways

Intern
June 2017 - August 2017 (3 months)

Education

Cornell University

Bachelor of Science (B.S.), Communication and Media Studies · (2015 - 2019)

University of Notre Dame - Mendoza College of Business

Master of Business Administration - MBA, Innovation & Entrepreneurship · (2021 - 2022)